Exhibit (a)(5)(E)

NEWS RELEASE

Bed Bath & Beyond Inc.'s Tender Offer for Shares of Cost Plus, Inc. is Successful

        Union, NJ—June 29, 2012—Bed Bath & Beyond Inc. (NASDAQ: BBBY) today announced that its tender offer for the outstanding shares of common stock of Cost Plus, Inc. was successful.

        The depositary for the offer has advised Bed Bath & Beyond that, as of the expiration of the offer at 5:00 p.m., New York City time, on Thursday, June 28, 2012, a total of approximately 20,824,689 Cost Plus shares were validly tendered in the offer and not withdrawn (including approximately 1,942,077 shares delivered through notices of guaranteed delivery), representing approximately 92% of the outstanding common stock of Cost Plus. Shares tendered through notices of guaranteed delivery are required to be delivered to Computershare by Tuesday, July 3, 2012. Bed Bath & Beyond, through a designated wholly owned subsidiary ("Merger Sub"), has accepted for payment in accordance with the terms of the offer all shares that were validly tendered and not withdrawn prior to expiration of the offer (including all shares validly delivered or to be delivered through notices of guaranteed delivery).

        Bed Bath & Beyond also announced that, simultaneously with the closing of the offer, it will acquire through Merger Sub shares of Cost Plus common stock pursuant to its "top-up" option with Cost Plus sufficient to cause it to own (excluding shares delivered through notices of guaranteed delivery) one share more than 90% of the total number of shares of Cost Plus that would be outstanding on a fully diluted basis immediately after such issuance and to effect the merger of Merger Sub with and into Cost Plus in accordance with the short-form merger provisions of the California Corporations Code, without a vote or meeting of Cost Plus's shareholders. Bed Bath & Beyond intends to effect the merger promptly following the offer closing. Pursuant to the merger, each outstanding Cost Plus share not tendered and purchased in the offer, if any (other than those as to which holders properly exercise dissenters rights, if any), will be converted into the right to receive the same $22.00 per share price, without interest and less any required withholding taxes, that is to be paid in the offer. As a result of the merger, Cost Plus will become a wholly owned subsidiary of Bed Bath & Beyond. Cost Plus's common stock will also cease to be traded on the NASDAQ Global Select Market on the business day immediately following the effective time of the merger.

        In addition, as announced in its press release on June 20, 2012, Bed Bath & Beyond's previously modeled fiscal second quarter of 2012 net earnings per diluted share of $.97 to $1.03, which excluded Cost Plus, are expected to decrease by several cents, including transaction and integration costs, as a result of the merger. Bed Bath & Beyond expects the benefit of the merger to be slightly accretive to net earnings for the second half of the fiscal year. For fiscal 2012, including the results of Cost Plus from the date of the merger to the end of the fiscal year, Bed Bath & Beyond continues to model net earnings per diluted share to increase by a high single to a low double digit percentage range over fiscal 2011.

About Bed Bath & Beyond Inc.

        Bed Bath & Beyond Inc. and subsidiaries (the "Company") operates a chain of retail stores under the names of Bed Bath & Beyond, Christmas Tree Shops, Harmon, Harmon Face Values and buybuy BABY. The Company is also a partner in a joint venture which operates retail stores in Mexico under the name "Home & More." Through its retail stores, the Company sells a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products. Additionally, the Company includes Linen Holdings, a business-to-business distributor of a variety of textile products, amenities and other goods to customers in the hospitality, cruise line, food service, healthcare and other industries. Shares of Bed Bath & Beyond Inc. are traded on NASDAQ under the symbol "BBBY" and are included in the Standard and Poor's 500 and Global 1200 Indices and the NASDAQ-100 Index. The Company is counted among the Fortune 500 and the Forbes 2000.

        This press release may contain forward-looking statements. Many of these forward-looking statements can be identified by use of words such as may, will, expect, anticipate, approximate, estimate, assume, continue, model, project, plan, and similar words and phrases. The Company's actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors. Such factors include, without limitation: general economic conditions including the housing market, a challenging overall macroeconomic environment and related changes in the retailing environment, consumer preferences and spending habits; demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; civil disturbances and terrorist acts; unusual weather patterns and natural disasters; competition from existing and potential competitors; competition from other channels of distribution; pricing pressures; the ability to attract and retain associates in all areas of the organization; the cost of labor, merchandise and other costs and expenses; the ability to find suitable locations at acceptable occupancy costs and other terms to support the Company's expansion program; the impact of failed auctions for auction rate securities held by the Company; uncertainty in financial markets; disruptions to the Company's information technology systems including but not limited to security breaches of the Company's systems protecting consumer and employee information; reputational risk arising from acts of third parties; changes to statutory, regulatory and legal requirements; changes to, or new, tax laws or interpretation of existing tax laws; and changes to, or new, accounting standards including, without limitation, changes to lease accounting standards. The Company does not undertake any obligation to update its forward-looking statements.

INVESTOR CONTACTS:

Kenneth C. Frankel                 (908) 855-4554
Eugene A. Castagna                (908) 855-4110